

February 15, 2012

Via E-mail
Armando Casado de Araújo
Chief Financial and Investor Relations Officer
Centrais Elétricas Brasileiras S.A. - Eletrobrás
Avenida Presidente Vargas, 409 – 13th floor
Edificio Herm. Stoltz – Centro, CEP 20071-003
Rio de Janeiro, RJ, Brazil

> **Re:** **Brazilian Electric Power Company**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed October 17, 2011**
> **Response dated January 31, 2012**
> **File No. 001-34129**

Dear Mr. Araújo:

We have reviewed your response and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F

Item 18. Financial Statements, page 126

Consolidated Financial Statements, page 1

Note 3. Summary of Significant Accounting Policies, page 18

1. We note your response to prior comment 5. We note your reclassification of transmission line's fixed assets to financial assets in accordance with IFRIC 12. In that regard, please tell us and disclose the nature and the components of these financial assets and explain to us how they meet the classification as financial assets under the guidance in paragraphs 23 to 25 of IFRIC 12. Also, explain to us why you did not allocate a portion of the

consideration of the concession arrangement into intangible assets such as licenses, rights to charge etc. pursuant to paragraph 17 of IFRIC 12.

2. We note your response to prior comment 5 and your mixed model accounting policy for concession arrangements on page 28 in your electric transmission business. It appears your accounting for the entire arrangement consideration amount as financial asset is inconsistent with your accounting policy. Please tell us and disclose in further details how the concession arrangement or process works including how the rating making process works, how you fair value the indemnifications or residual values, and your rights and obligations under the arrangements. To the extent that you expect to recover your costs through the rating making process or from customers, explain to us your basis under IFRS in classifying them as financial assets. We note you characterize them as Financial Asset Annual Revenue Allowed in Note 17 on page 80. Cite the relevant literature within IAS 39 and IFRIC 12 to support your positions.

3. We note your response to prior comment 6. Please disclose in your amended filing, as stated in your response, that operating segments have not been aggregated in presenting reportable segments.

Note 10. Financing and Loans Granted, page 55

4. We note your response to prior comment 7. Please address the following additional comments.

- We remain unclear about your IFRS basis in separately presenting the Itaipu line items rather than proportional consolidating them line by line pursuant to paragraph 18 of IAS 27. For example, we believe the property plant and equipment portion of the line item Non-current financial Asset -Itaipu should be grouped with your Fixed asset line item on the face of the consolidated balance sheets. Please explain or revise your presentation.

- In addition, we note your characterization of all of the Itaipu line items as financial assets. However, we note from Note 18 on pages 80 to 81 they consist of nonmonetary items including liabilities, intangibles and property, plant and equipment. Please explain to us how you consider paragraphs 23 to 25 of IFRIC 12 in determining whether your classification is appropriate or revise.

- Please clarify for us and in your disclosure if the reported Itaipu loan amounts as disclosed in the table on page 55 represent the 50% portion owed by ANDE, the other venturer. If not, please explain.

Note 15. Investments, page 61

5. We have reviewed your response to prior comment 8. The information you propose to disclose includes amounts related only to your investments accounted for at fair value.

Please advise us of your rationale for not including the disclosure we requested for your associates accounted for under the equity method or revise to provide disclosure in your amended filing showing for each of your investments in associates the total revenues and the fair value required by IAS 28, paragraph 37. Further, the tabular information you have provided in this footnote for your investments should desirably be grouped according to the method used to account for the investments. Refer to paragraph 37(i) of IAS 28.

Note 16. Fixed Assets, page 76

6. We note your response to prior comment 12 and that you will change the term "Capitalizations" to "Special Obligations." Please clarify for us if the entire capitalization amount was in fact special obligations as your response implies that the special obligations were only a portion of the total. Please disclose in your amended filing the amount of borrowing costs capitalized during the period and disclose the capitalization rate used to determine the amount of borrowing costs eligible for capitalization or advise us why the disclosure required by IAS 23, paragraph 26 is not applicable.

7. If your capitalization amount represents the entire special obligations, explain to us what the special obligations line items of $(9,918) and $(417,288) represents under the final balance column as of December 31, 2009 as disclosed in the same table referenced in our prior comment 12. Also, under the same column, explain and clarify in your disclosure what the reconciling line item accumulation reintegration of $(8,945) represents.

Note 19. Intangible Asset – Concession of Public Utility, page 83

8. We note your response to prior comment 13 and that you will change the term "Special Liabilities" to "Special Obligations." Please expand your Summary of Significant Accounting Policies in your amended filing to include your accounting policy for Special Obligations as it relates to your fixed and intangible assets.

Note 34. Advances for Future Capital Increase, page 116

9. We have reviewed your response to prior comment 16. Please revise to clarify the nature of this liability and your accounting policy. Further, please provide a footnote to your table explaining that the table describes the use of the advances as indicated in your response. Further, please clarify with respect to the conversion of the advances into capital if the Brazilian federal government was the sole subscriber. If not, please describe how you account for shares subscribed and issued to the holders of common and preferred shares other than the Brazilian federal government that made the advances.

 Note 46. Main Consolidated Financial Statement Impacts resulting from the first-time adoption of IFRS as compared to U.S. GAAP, page 144

10. We note your response to prior comment 19. Please refer to page F-8 of your 2009 Form 20-F filed on July 1, 2011 which discloses Total US GAAP shareholders' equity at December 31, 2008 in the amount of R$69,380,962. Please explain to us why US GAAP Additional Paid in Capital is R$25,750,918 in the Consolidated Statement of Shareholders' Equity as of December 31, 2008 on page F-8 and is R$26,100,436 on the face of your balance sheet on page F-4 of the same Form 20-F. Further, please reconcile for us the change in this account from December 31, 2008 to December 31, 2009 assuming R$26,100,436 is the appropriate amount and advise us where the respective change is disclosed in your statement of cash flows.

11. We note your response to prior comment 20. We note your reference "adjustments noted in the Itaipu column;" however, we cannot locate where in your proposed revised disclosure that you have included a separate line or column entitled Itaipu. Please expand your footnotes to disclose the amount of the individual relevant adjustment. For example, please include in your explanation of footnote (a) the amount of the adjustment and in footnote (d) the amount of the adjustment such that the total of (a) and (d) equals the amounts reflected in your table as of the transition date January 1, 2009 and as of December 31, 2009 respectively.

12. It appears that you had control of Itaipu and therefore, you consolidated it under US GAAP. We note that you account for Itaipu as a joint venture due to your joint control with ANDE under IFRS and that you proportionally consolidate Itaipu in your IFRS financial statements. In this regard, explain to us and clarify in your disclosures how and why your control has changed from control to joint control upon your adoption of IFRS.

13. We have reviewed your response to prior comment 21.   Please revise to describe and quantify each material adjustment which you have combined on the face of the reconciliations of income statement and balance sheets from BR GAAP to IFRS. Refer to Item 17 of Form 20-F. Further, disclose the impact on each financial statement caption from adjustments that impact several captions.   For example only, footnote c) does not quantify the impact of the adjustment or indicate what financial statement captions are impacted.

14. We note your response to prior comment 23. Based on your response, we presumed you accounted for the SPEs under the cost method of accounting under US GAAP in prior years including 2009. If not, please advise us. You state that you have significant influence over the SPEs and that you would have to apply equity method of accounting for the SPEs if you were able to obtain their US GAAP financial information for those years. You also state now that you have obtained their IFRS financial information and therefore you exerted significance influence on them in which you state that is your basis behind their consolidation under IFRS in 2009 and 2010. In that regard, explain to us

how significance influence allows you to consolidate the SPEs in the IFRS financial statements under IAS 27. It appears you should have followed the guidance in IAS 28 to apply equity method accounting for the SPEs under IFRS if you exercise significance influence on them. If you exercise control rather than significant influence on them, please explain to us how you gain control and how your facts and circumstances have changed at the point of your adoption of IFRS. Cite the relevant IFRS literature including your considerations of IAS 27 to support your position. Please also note that we are <u>not</u> aware of your consultations or extensive discussions you claimed you had with the Staff of the Office of the Chief Accountant and the Division of Corporation Finance with respect to either your consolidation accounting for the SPEs under IFRS or not consolidating them under US GAAP.

<u>Exhibits 12.1 and 12.2</u>

15. We note Form 20-F, Amendment 2 filed on January 31, 2012 continued to include the title of the individual at the beginning of the certification. We reiterate our prior comment 24.

<u>Exhibit 16.1</u>

16. We note your response to prior comment 25 and the revisions made in Form 20-F, Amendment 2 filed on January 31, 2012. BDO Auditores Independentes state they agree with the statements as they relate to their firm in Item 16F of Form 20-F filed October 17, 2011. As previously requested, please provide a currently dated Auditors' Letter Regarding Change in External Auditor.

<u>General</u>

17. Please note that the acknowledgments requested from the company must be provided by the company as opposed to counsel for the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Staff Attorney, at (202) 551-3427 if you have questions regarding any other comments.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Jonathan Zonis, Esq.